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                                     DRAFT

                                                                     Exhibit 8.1

September 30, 1997

Boards of Directors
Richmond County Financial Corp.
Richmond County Savings Bank
Board of Trustees
Richmond County Savings Bank
1214 Castleton Avenue
Staten Island, NY 10310

Ladies and Gentlemen:

You have asked for our opinion regarding certain New York State and City bank tax consequences of the proposed conversion of Richmond County Savings Bank, a New York State chartered mutual savings bank, ("the Bank") to a stock form of organization (the Converted Bank), and the issuance of common stock of the Converted Bank to Richmond County Financial Corp., a Delaware corporation, ("the Company") pursuant to the Bank's Plan of Conversion, adopted by the Board of Trustees on July 31, 1997 (the "Plan").

We have relied upon the facts presented in the Prospectus which was included as part of the Registration Statement filed with the Securities and Exchange Commission, the New York State Banking Department and the Federal Deposit Insurance Corporation by the Company. We have also relied on the statement of facts and management representations set forth in the opinion letter prepared by Muldoon, Murphy & Faucette (hereafter, the "Opinion"). The Prospectus and Opinion, as well as the representations to be provided by the Company and the Bank are incorporated in this letter as part of the statement of the facts. We have made no independent determinations regarding the above facts and representations and have relied upon them for purposes of this opinion. Therefore, any changes to the above facts or representations may effect the conclusions stated herein.

The following paragraphs outline the relevant facts with respect to the proposed conversion, which were obtained primarily from the Prospectus and the Opinion which outlines the Federal tax implications of the proposed conversion. A copy of the Opinion is attached hereto for reference.
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Description of the Transactions:

Pursuant to the Plan of Conversion, the Bank will be converted from a New York State chartered mutual savings bank to a New York State chartered stock savings bank. It is currently intended that all of the capital stock of the Converted Bank will be held by the Company.

The Company expects to receive approval from the OTS to become a savings and loan holding company and to acquire all of the common stock of the Converted Bank to be issued in the Conversion. The Company plans to retain 50% of the net proceeds from the sale of the Common Stock and to use the remaining 50% to purchase all of the common stock of the Converted Bank to be issued in the Conversion.

The Plan provides that non-transferable rights to subscription for the common stock of the Company will be granted, in order of priority: (i) to Eligible Account Holders; (ii) Tax-Qualified Employee Benefit Plans; and (iii) Supplemental Eligible Account Holders. The Company will offer its shares of common stock, remaining unsold after the subscription offering, for sale in a community offering or, if necessary, in a syndicated community offering or public offering at the discretion of the Company and the Bank. The subscription offering, the community offering and the syndicated community offering will be referred to herein as the "Offering".

The Bank will create a "liquidation account" for the benefit of eligible account holders in an amount equal to its net worth as reported in the latest financial statement reflected in the final prospectus used for the conversion. Pursuant to the Prospectus, each eligible account holder, if they were to continue to maintain their deposit accounts at the Bank, would be entitled to receive a payment for their respective interest in the liquidation account after payment of all creditors and prior to any payment made to a stockholder upon a complete liquidation of the Bank. Each eligible account holder will have a claim to a pro rata interest in the total liquidation account based on the proportion that each of his deposit accounts bears to the balance of all deposit accounts in the Bank on the Eligibility Record Date.

It is assumed that, based upon the conclusions presented in the Opinion:

The proposed conversion of the Bank from a mutual savings bank to a stock savings bank qualifies as a tax-free transaction for federal income tax purposes pursuant to Section 368(a)(1)(F) of the Internal Revenue Code ("IRC"). Neither the Bank nor the Converted Bank shall recognize gain or loss as a result of the Conversion.

No gain or loss will be recognized by the Company on the receipt of cash from the Offerings in exchange for shares of common stock of the Company pursuant to Section 1032 of the Internal Revenue Code.
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No gain or loss will be recognized by the Company on the transfer of the contributed offering proceeds to the Bank in exchange for common stock of the Bank pursuant to Section 351(a) of the Internal Revenue Code.

No gain or loss will be recognized by the Converted Bank on the receipt of the contributed money from the Company in exchange for common stock of the Converted Bank pursuant to Section 1032 of the Internal Revenue Code.

New York State Bank Tax Consequences:

For purposes of Article 32 of the New York State Banking Law, Section 1451 of the Tax Law imposes, annually, a franchise tax on every banking corporation for the privilege of exercising its franchise or doing business in New York State in a corporate or organized capacity.

Section 1451(a) of the Tax Law provides that the basic tax is nine percent of the taxpayer's entire net income, or portion thereof allocated to New York State, for the taxable year or part thereof.

Entire net income is defined in Section 1453(a) of the Tax Law as "total net income from all sources which shall be the same as the entire taxable income
(but not alternative minimum taxable income)....which the taxpayer is required to report to the United States Treasury Department....subject to the modifications and adjustments hereinafter provided."

Section 1453(b) through (k) of the Tax Law and Sections 18-2.3, 18-2.4 and 18-2.5 of the Franchise Tax on Banking Corporations Regulations, promulgated thereunder, provide for the modifications and adjustments required by Section 1453(a). However, there are no modifications or adjustments applicable to a transaction where, for federal income tax purposes, steps to a conversion are treated as exchanges pursuant to Sections 368(a)(1)(F), 351(a), and 1032 of the Code and will result in no recognition of gain or loss for federal income tax purposes. Therefore, for purposes of Section 1453 of the Tax Law, such steps or exchanges would be treated the same as they are treated for federal income tax purposes.

Accordingly, if the steps to the Conversion described herein are treated as tax-free exchanges under Sections 368(a)(1)(F), 351(a) and 1032 of the Code, such exchanges would be tax-free for purposes of computing entire net income under Section 1453 of Article 32 of the Tax Law.


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New York City Bank Tax Consequences:

For purposes of Title 11, Chapter 6, of the New York City Banking Corporation Tax Law, Section 11-639 imposes, annually, a tax on every banking corporation for the privilege of doing business in New York City in a corporate or organized capacity.

Section 11-643.5 of the Tax Law provides that the basic tax is nine percent of the taxpayer's entire net income, or portion thereof allocated to New York City, for the taxable year or part thereof.

Entire net income is defined in Section 11-641(a) of the Tax Law as "total net income from all sources which shall be the same as the entire taxable income (but not alternative minimum taxable income)...which the taxpayer is required to report to the United States Treasury Department...subject to the modifications and adjustments hereinafter provided."

Section 11-641(b) through (k) of the Tax Law and sections 3.03(b)(3), (4) and
(5) of the Tax on Banking Corporations Regulations, promulgated thereunder, provide for the modifications and adjustments required by Section 11-641(a). However, there are no modifications or adjustments applicable to a transaction where, for federal income tax purposes, steps to a conversion are treated as exchanges pursuant to Sections 368(a)(1)(F), 351(a) and 1032 of the Code and will result in no recognition of gain or loss for federal income tax purposes. Therefore, for purposes of Section 11-641 of the Tax Law, such steps or exchanges would be treated the same as they are treated for federal income tax purposes.

Accordingly, if the steps to the Conversion described herein are treated as tax-free exchanges under Sections 368(a)(1)(F), 351(a) and 1032 of the Code, it is our opinion that such exchanges would be tax-free for purposes of computing entire net income under Section 11-641 of the New York City Banking Corporation Tax Law.

Scope of Opinion:

The scope of this opinion is expressly limited to the New York State and City bank tax consequences of the transactions in connection with the facts and based upon the representations and assumptions stated above. Specifically, but without limitations, our opinion has not been requested and none is provided, with respect to the tax consequences of the transactions to any other party involved in the transactions and with respect to any foreign, state, or local consequence other than New York State and City bank taxes at this time. Our opinion with regard to New York State and City sales and use taxes, stock transfer taxes, real property transfer gains taxes and real estate transfer taxes associated with the above conversion will be rendered at a later date.

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Our opinion, as stated above, is based upon our research and analysis of the New
York State and City tax laws and applicable regulations and the opinion of counsel as to the federal tax consequences, all as of the date of issuance of this opinion. The foregoing are subject to change, and such change may be retroactively effective. If so, our views as set forth above may be affected and may not be relied upon. We have assumed no responsibility to update this opinion as a result of any such change in law or rulings. Further, any variation or differences in the facts or representations recited herein, for any reason, might affect our conclusions, perhaps in an adverse manner, and make them inapplicable.

This letter represents our views as to the interpretation of existing law and, accordingly, no assurance can be given that either the New York State Department of Taxation and Finance or the New York City Department of Finance will agree with the above analysis.

We hereby consent to the inclusion of this opinion as an exhibit to the Form 86-AC and Form S-1 Registration Statement of the Company and the Notice of Application for Conversion filed with the FDIC ("the Notice") and the references to and summary of this opinion in such Form 86-AC, Form S-1 Registration Statement, and Notice.

If you have any questions regarding this opinion, please call me at
(212) 773-2864 or Howard Rabinowitz at (212) 773-2223.


                                   Very truly yours,



                                   Victor J. Zammit


Copy to:  Robert Schirling
          Howard Rabinowitz